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                           July 27, 2023

       Joseph Forkey
       Chief Executive Officer, President and Treasurer
       PRECISION OPTICS CORPORATION, INC.
       22 East Broadway
       Gardner, MA 01440

                                                        Re: PRECISION OPTICS
CORPORATION, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2023
                                                            File No. 333-273346

       Dear Joseph Forkey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Gregory Fryer